SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              ENVIROKARE TECH, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value

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                         (Title of Class of Securities)

                                   29404N-209

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                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 1, 2001

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             (Date of Event which Requires Filing of This Statement)

CUSIP No. 29404N-209                                                Page 2 of 4

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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                               Steve Pappas

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

                                                                              OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                          U.S.A.
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               7    SOLE VOTING POWER

  NUMBER OF                                                            3,157,400

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                               0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                            3,157,400

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                               0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Common Stock                                                      3,157,400

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           12.7%
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14   TYPE OF REPORTING PERSON*

                                                                              IN
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

CUSIP No. 29404N-209                                                Page 3 of 4


Steve Pappas

     The Statement on Schedule 13D, dated March 14, 2001, initially filed by the undersigned, STEVE PAPPAS, as amended by Amendment No. 1, dated June 11, 2001 (as so amended, the "Schedule 13D"), is hereby amended by this Amendment No. 2, dated November 9, 2001, to reflect certain changes in the information previously filed by Mr. Pappas relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

     NOTE: The percentage ownership calculations in this Amendment No. 2 are based on 24,889,478 shares of the Issuer's Common Stock outstanding at November 9, 2001.

Item 2. Identity and Background

     Item 2(a) is hereby amended and restated to read in its entirety as follows:

     (a)  Name:

     This Statement is filed by Steve Pappas (the "Reporting Person"), as the direct beneficial owner of 3,157,400 shares of Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

     Item 5(a), 5(b) and 5(c) are hereby amended and restated to read in their entirety as follows:

     (a)  Aggregate number of securities               3,157,400 shares of
                                                       Common Stock*
          Percentage of class of securities:           12.7%

     * NOTE: Steve Pappas previously held 75,000 shares of Issuer's Series A Convertible Preferred Stock, all of which have been converted to Common Stock. See 5(c) below. Steve Pappas acquired his Series A Convertible Preferred Stock on June 11, and March 14, 2001, when he purchased 25,000 and 50,000 shares respectively of Series A Convertible Preferred Stock of the Issuer. Also on those dates, James Pappas and Vanessa Houiris, adult children of Steve Pappas, purchased 50,000 and 100,000 shares respectively each of Series A Convertible Preferred Stock of the Issuer. On June 28, 2001, each of James Pappas and Vanessa Houiris purchased 100,000 Units of the Issuer. Each Unit consists of one share of Common Stock and one warrant, exercisable at any time until June 27, 2003, to purchase one share of Common Stock at an exercise price of $0.50. Neither of James Pappas nor Vanessa Houiris resides in the same household as Steve Pappas. Steve Pappas disclaims beneficial ownership as to the shares owned by James Pappas and by Vanessa Houiris.

     (b)  Sole voting power:            3,157,400
          Shared voting power:                  0
          Sole dispositive power:       3,157,400
          Shared dispositive power:             0

     (c) All of Steve Pappas' 75,000 shares of Series A Convertible Preferred Stock were converted to Common Stock of the Issuer. Each share of Series A Convertible Preferred Stock was convertible into 20 shares of Common Stock. Notice of conversion was timely given by Mr. Pappas. Common Shares were issued as of November 9, 2001. On or about November 1, 2001, Steve Pappas purchased 800,000 shares of Common Stock, in a private transaction, for $0.15 per share, for an aggregate purchase price of $120,000. Beneficial ownership total reflects reduction of 6,600 shares from originally reported figure, which incorrectly overstated ownership by that amount.

CUSIP No. 29404N-209                                                Page 4 of 4
                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    November 9, 2001                            /S/ Steve Pappas
                                                    ---------------------
                                                         Steve Pappas